May 1, 2025

Richard N. Massey
Chief Executive Officer
Jena Acquisition Corporation II
1701 Village Center Circle
Las Vegas, NV 89134

       Re: Jena Acquisition Corporation II
           Draft Registration Statement on Form S-1
           Submitted April 7, 2025
           CIK No. 0002060337
Dear Richard N. Massey:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Summary
Initial Business Combination, page 11

1. Please disclose any limitations on extensions, including the number of times, and the consequences to the sponsor of not completing an extension of the time in which to consummate a business combination with a target company. Refer to Item 1602(b)(4)
       of Regulation S-K.
 May 1, 2025
Page 2
Risk Factors
Risks Relating to our Search for, and Consummation of or Inability to Consummate, a
Business Combination
We may not be able to complete an initial business combination because such initial business combination may be subject to regulatory review, page 65

2. We note your disclosure that the sponsor is not controlled by, nor does it have substantial ties with, a non-U.S. person. Please revise to disclose whether the sponsor has any members who are, or have substantial ties with, a non-U.S.
person.
Liquidity and Capital Resources, page 97

3. Please explain the statement that "we intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account" in light of the escrow of the funds in the trust account until completion of the initial business combination.
Certain Relationships and Related Transactions, page 155

4. Please revise to include the agreement to pay to an affiliate of the sponsor of $5,000 a month for accounting, bookkeeping, office space, IT support, research, professional, secretarial and administrative services, as required by Item 404(a) of Regulation S-K.

       Please contact Kellie Kim at 202-551-3129 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   David Fleming, Esq.